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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               DRKOOP.COM, INC.
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                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
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                        (Title of Class of Securities)

                                   262098106
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                                (CUSIP Number)




                              Marshall S. Geller
                        433 N. Camden Drive, Suite 500
                        Beverly Hills, California 90210
                                (310) 553-0177
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                August 22, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                       (Continued on the following page)

                              Page 1 of  12 Pages

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                                 SCHEDULE 13D
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  CUSIP No.                                                Page 2 of 13
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 1    NAME OF REPORTING PERSON

      Marshall S. Geller

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS

      PF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           2,571,428 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          0
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          2,571,428 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0 shares*
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,571,428 shares*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9% (based on 34,912,016 shares of drkoop.com, Inc.'s Common Stock outstanding as of July 31, 2000 as reported on the cover of the Company's Form 10-Q filed August 21, 2000)
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14    TYPE OF REPORTING PERSON

      IN
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*See response to Item 5(a).

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Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of drkoop.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 7000 N. Mopac, Suite 400, Austin, Texas 78731.

Item 2.   Identity and Background.
          -----------------------

          (a) This statement is being filed by Marshall S. Geller, an individual.

          (b) Mr. Geller's business address is 433 N. Camden Drive, Suite 500, Beverly Hills, California 90210.

          (c) Mr. Geller is an investment banker.

          (d) Mr. Geller has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Geller has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Geller is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The securities covered by this statement were acquired by Mr. Geller using personal funds.

Item 4.   Purpose of Transaction.
          ----------------------

          On August 25, 2000, the Company completed a private placement exempt from registration under the Securities Act of 1933, as amended, of 2,759,000 shares of its Series D 8% Convertible Preferred Stock (the "Preferred Stock") for $10.00 per share to accredited investors. The Preferred Stock is initially convertible into 78,571,428 shares of common stock. In connection with the private placement, Mr. Geller purchased 50,000 shares of Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock, for a purchase price of $500,000. In addition, in connection with the private placement, Mr. Geller received a warrant to purchase 1,142,857 shares of Common Stock at a purchase price of $0.35 per share (the "Investor Warrant," a form of which is attached hereto as Exhibit 1). Following compliance with applicable SEC regulations, the Company expects to reconstitute its Board of Directors, and Mr. Geller is expected to be named to the Company's Board of Directors at such time. Prior to the private placement transaction, Mr. Geller did not own any debt or equity securities (including convertible securities) of the Company.

          Mr. Geller acquired the Preferred Stock and the Investor Warrant for investment purposes. Mr. Geller intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock,
(ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to Mr. Geller, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, Mr. Geller may decide to increase or decrease the size of his investment in the Company.

          Except as described in this Schedule 13D, Mr. Geller does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Mr. Geller will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
          (a) Mr. Geller acquired 50,000 shares of Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock. In addition, Mr. Geller received an Investor Warrant to purchase 1,142,857 shares of Common Stock. Assuming the conversion of the warrant and all shares of Preferred Stock owned by Mr. Geller into Common Stock, Mr. Geller would own an aggregate of 2,571,428 shares of Common Stock. Following the issuance of all such shares, based on 34,912,016 shares of Common Stock outstanding (and excluding outstanding options and warrants), such shares would constitute approximately 6.9% of the Common Stock.

          (b) Mr. Geller has the sole power to vote or to direct the vote and dispose or to direct the disposition of 2,571,428 shares of Common Stock.

          (c) None, to the knowledge of Mr. Geller.

          (d) None, to the knowledge of Mr. Geller.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Certain members of the Company's management team separately entered into Lock-Up Agreements with Commonwealth in the form of Exhibit 2 attached hereto (the "Lock-Up Agreements"). Pursuant to the Lock-Up Agreements, for a period of twelve months from the date of the final closing of the private placement, none of the signatories thereto may transfer any securities of the Company held by such person or acquired by such person during the lock-up period, unless such restrictions are waived by the placement agent in the private placement. The Investor Warrant acquired by Mr. Geller is subject to a lock-up provision which is coterminous with that of the Lock-Up Agreements.

          In addition, in connection with the private placement, as a condition to acquiring the Preferred Stock, each subscriber separately agreed with the Company to vote in favor of (a) an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock and (b) granting certain options to the Company's new management team and approving a related new option plan to the extent such approval is required. Mr. Geller executed such an agreement. Mr. Geller does not believe such agreement causes him to be considered to be acting in concert with or a member of a group with other investors who subscribed for Preferred Stock.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1. Form of Investor Warrant, by and between drkoop.com, Inc., a Delaware corporation and the holder thereof.
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     Exhibit 2.  Form of Lock-Up Agreement, by and between Commonwealth
                 Associates, L.P. and the signatory thereto.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 1, 2000                         MARSHALL S. GELLER

                                                  By:  /s/ Marshall S. Geller
                                                      --------------------------
                                                       Marshall S. Geller
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                                 EXHIBIT INDEX
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Exhibit 1.  Form of Investor Warrant, by and between drkoop.com, Inc., a
            Delaware corporation and the holder thereof.

Exhibit 2. Form of Lock-Up Agreement, by and between Commonwealth Associates, L.P. and the signatory thereto.